Keegan Drills 48 metres of 2.01 g/t Gold at the Newly Acquired Bilpraw Zone

Vancouver, British Columbia, February 14, 2012: Keegan Resources Inc (TSX and NYSE AMEX:KGN - “Keegan” or the “Company”) is pleased to announce its first set of assay results from the Bilpraw Zone on its Esaase Project in south-west Ghana. The Bilpraw Zone occurs on the recently acquired Asuowin concession in an area of historic underground mining, which is located approximately four kilometers south of the Main Zone at Esaase (see news release dated December 1, 2011).

In the process of drilling in the area, Keegan has discovered a zone significantly larger than the footprint of the historic mining. The Bilpraw Zone now extends over 500 metres of strike length and is still open to the south and at depth. Significant intercepts include:

Hole #4:

15 m of 1.65 g/t gold, 48 m of 2.01 g/t gold and 10 m of 2.13 g/t gold;

Hole #7:

6 m of 3.30 g/t gold and 19 m of 1.65 g/t gold; and

Hole #12:

18 m of 1.48 g/t gold.

Refer to the table below and a collar location map on the Company’s website at www.keeganresources.com for further details.

Hole ID	From (metres)	To (metres)	Width (metres)	Gold (g/t)
BILRC-001	57	64	7	2.39
BILRC-002	163	171	8	2.14
BILDD-003	33	38	5	2.07
BILRC-004	64	79	15	1.65
including	65	66	1	14.95
BILRC-004	112	160	48	2.01
including	143	144	1	15.20
including	150	151	1	35.80
BILRC-004	187	197	10	2.13
including	196	197	1	20.10
BILRC-006	45	47	2	5.49
including	46	47	1	10.05
BILRC-007	92	97	6	3.30
BILRC-007	108	117	9	1.84
BILRC-007	188	207	19	1.15
BILRC-008	59	64	5	1.99
BILRC-008	70	75	5	1.00
BILRC-012	120	138	18	1.48
BILRC-013	179	186	7	1.92
BILRC-013	207	217	10	1.27
BILRC-014	30	35	5	2.10
BILDD-017	40	41	1	8.72
BILRC-020	195	204	9	0.81

Numerous assays are still pending from this zone, which will be reported as they are received. Drilling continues at site with a high performance multi-use drill dedicated solely to exploration.

CEO Shawn Wallace states, "We are encouraged by both the grade and widths of the mineralization that we have intercepted at the Bilpraw Zone and we continue focusing our exploration efforts on this and the other exploration targets at Esaase as we continue to optimize the project economics in our ongoing development efforts.”

KEEGAN RESOURCES INC.

ON THE ROAD TO PRODUCTION

ESAASE PROJECT: BILPRAW ZONE DRILLHOLE MAP, FEBRUARY, 2012

0
500.0
metres
Scale: 1:20,000
N
W
E
S
Bilpraw Zone
BILRC004
BILPRAW DEPOSIT GRADE WIDTH UNITS ARE g/t TIMES METRES
25 to 150 (9)
10 to 25 (9)
5 to 10 (5)
0 to 5 (11)
Esaase Project Land Status

www.keeganresources.com

Click on map to enlarge

On Behalf of the Board of Directors,

Shawn Wallace

Chief Executive Officer

About Keegan Resources Inc.

Keegan is a junior gold company offering investors the opportunity to share ownership in the rapid exploration and development of high quality pure gold assets. The Company is focused on its wholly owned flagship Esaase Gold Project (3.64 million ounce measured and indicated and 1.55 million ounces inferred resource averaging 1.1 grams per tonne gold at a cutoff grade of 0.4 grams per tonne for a total inferred and indicated resource of 5.19 Moz ) located in Ghana, West Africa, a highly favourable and prospective jurisdiction. Managed by highly skilled and successful technical and financial professionals, Keegan is well financed with no debt. Keegan is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

Keegan trades on the TSX and the NYSE AMEX under the symbol KGN. More information about Keegan is available at www.keeganresources.com.

Qualified Person and QA/QC

Richard Haslinger, P. Eng. is the Qualified Person with respect to NI 43-101 at Esaase. RC samples were taken at one-meter intervals under dry drilling conditions by geologic and resource consultant Coffey Mining Inc. utilizing drilling and sampling techniques widely accepted in resource definition studies of other West African gold deposits. All reverse circulation drill samples are weighed on site and all cores is drilled at HQ diameter and sawed into equal halves on site. All samples are assayed using standard 50 gram fire assay with atomic absorption finish by ALS Chemex Labs in Kumasi, Ghana. QA/QC programs using internal and external standard samples, re-assays, and blanks indicate good accuracy and precision in a large majority of standards assayed. Repeatability in duplicate samples is generally within 10% variance. In instances where variance is greater than 10%, the assays from both samples are averaged. Intercepts were mostly calculated to emphasize width rather than grade: a minimum of a 0.2 g/t cut off at beginning and end of the intercept and allowing for no more than eight consecutive samples (eight meters) of less than 0.2 g/t Au. Mineralization in the main zone strikes approximately 10 to 30 degrees east of north and dips 45 to 90 degrees to the west. Holes are drilled at 110 degrees azimuth and are inclined at 45 to 60 degrees, so true widths are estimated to be over 80% of the drilled widths. Intercepts are calculated using a 0.5 g/t lower cutoff over at least 5 meters. The intercepts reported in this release were only those with grade-widths above a value of 8 (g/t gold multiplied by metres of intercept).

The techniques by which drill hole assays have been previously used in resource estimation at Esaase can be found in Keegan's most recent NI 43-101 technical report on www.sedar.com.

Forward Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward -looking statements. In particular, Preliminary Economic Assessments are preliminary in nature, including Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the findings of the Preliminary Assessment will be realized. Although the Company believes the expectations expressed in the Preliminary Economic Assessment and other forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither TSX Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.